14046762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 28 2014 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 Evening Creek Dr. North Ste 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr. #300 (Address) San Diego (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Lucia, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

CEO
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of San Diego

Subscribed and sworn to ~~(or affirmed)~~ before me on this 27th day of February,

2014 by T. Gaines, Notary Public,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature (Notary seal)

T. GAINES
COMM. # 2030215
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. JULY 19, 2017

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17 A-5 Part III
(Title or description of attached document continued)

Number of Pages 3 Document Date 1/1/13-12/31/13

including Jurat acknowledgement form
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

LUCIA SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS

For the Year Ended December 31, 2013

LUCIA SECURITIES, LLC

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Member of Lucia Securities, LLC
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of Lucia Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucia Securities, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information listed in the accompanying table of contents has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information listed in the accompanying table of contents is fairly stated in all material respects in relation to the financial statements as a whole.

Zavie, Zofzer, Morin & Engelberg, LLP

La Jolla, California
February 24, 2014

LUCIA SECURITIES, LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 2,411,892
Deposit with clearing broker	100,000
Commissions receivable	561,839
Due from related party	1,472,664
Total assets	$ 4,546,395
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 275,427
Deferred income	29,000
Total liabilities	304,427
Member's equity	4,241,968
Total liabilities and member's equity	$ 4,546,395

See accompanying notes to financial statements
and independent auditors' report.

LUCIA SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2013

Income:	
Commissions	$ 15,616,992
Other income	2,825,716
Total income	18,442,708
Expenses:	
Payroll and related expenses	7,830,167
Rent and office occupancy expenses	1,701,183
Marketing and advertising expenses	1,674,268
Commission expense	1,420,611
Client account fees	636,261
Professional fees	450,835
Computer services expense	349,842
Travel and entertainment expenses	323,756
Management fees	298,052
Insurance expenses	175,553
License and registration fees	156,410
Other operating expenses	334,141
Total expenses	15,351,079
Net income	$ 3,091,629

See accompanying notes to financial statements
and independent auditors' report.

LUCIA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Member's equity, beginning of year	$ 1,150,339
Net income	3,091,629
Member's equity, end of year	$ 4,241,968

See accompanying notes to financial statements
and independent auditors' report.

LUCIA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 3,091,629
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	282
Due from related party	(1,150,343)
Accounts payable and accrued expenses	39,473
Deferred income	(23,683)
Net cash provided by operating activities	1,957,358
Net increase in cash	1,957,358
Cash, beginning of year	454,534
Cash, end of year	$ 2,411,892

See accompanying notes to financial statements
and independent auditors' report.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lucia Securities, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company was owned by two individual members who, effective May 3, 2011, transferred their ownership interests to RJL Holding Company, LLC, an entity owned by the same two individuals. The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Commissions Receivable

Commissions receivable are due from the Company's clearing broker and other financial service companies. Management has determined that no allowance for doubtful commissions receivable is necessary at December 31, 2013.

Income Recognition

Commission income results from marketing services performed by registered representatives of the Company on behalf of non-affilated financial services companies. Because the nature of the marketing is to mass audiences, the Company is not able to reasonably estimate the timing or amount of the income. Therefore, these marketing services are recognized as income upon notification of such by the non-affiliated broker/dealer.

Commission income is also earned for marketing services performed for financial services companies whereby the Company acts as the introducing broker/dealer. The Company is not able to reasonably estimate the timing or amount of this income. As such, these marketing services are recognized as income upon notification by the financial services companies.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Deferred Income

The Company enters into agreements with financial services companies for which the Company is a broker of their products and occasionally receives an advance. Such amounts are to be earned or repaid based on specific criteria.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent auditors' report, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

NOTE 2. RELATED-PARTY TRANSACTIONS

Pursuant to an expense sharing agreement with RJL Management Company, LLC ("RJL"), the Company is allocated certain selling, marketing and general overhead expenses that RJL pays on behalf of the Company. RJL and the Company have common ownership and share office space, personnel and other overhead expenses. As such, RJL allocates a portion of these expenses to the Company based on the proportional use or benefit derived by the Company. During 2013, the Company incurred $11,968,515 in expenses related to this agreement, which are included in various expense categories in the accompanying statement of operations. Effective October 1, 2013, the Company entered into a management agreement with RJL whereby RJL acts as its operations manager. During 2013, the management fee to RJL totaled $298,052. As of December 31, 2013, the Company remitted an amount in excess of the expenses under these agreements, resulting in a receivable due from RJL in the amount of $1,472,664. These agreements can be terminated by either party at any time.

Further, the Company occasionally is billed for expenses and fees incurred by RJL Wealth Management, LLC ("RJLWM"). In these instances, RJLWM reimburses the Company for these costs.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2013, the Company had net capital of $2,688,479, which was $2,628,479 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

NOTE 5. CLEARING AGREEMENT

In June 2011, the Company entered into a seven-year clearing agreement whereby the clearing broker will provide certain services, as defined, to the Company's clients. The agreement provides for, among other things, a one-time incentive fee of $1,500,000 to the Company for execution of the agreement, which was received and recognized in 2011. Additionally, provided that certain milestones are met at the three and five year anniversaries of the first trade date with the clearing broker, the Company may receive additional incentives of $100,000 each at the end of such anniversaries.

The Company is required to have a $100,000 deposit with the clearing broker. The deposit was made in June 2011, when the agreement was made. Additionally, should the Company breach the terms of the agreement, or terminate the agreement voluntarily, there is a termination fee due to the clearing broker equal to the greater of the monthly minimum revenue requirement, as defined, or $17,857 per month for the remainder of the agreement.

Supplementary Information

LUCIA SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net capital

Member's equity	$ 4,241,968
Less: Total non-allowable assets	1,553,489
Net capital	$ 2,688,479

Computation of basic net capital requirement

1. Minimum dollar net capital	$ 50,000
Aggregate indebtedness	$ 304,427
2. Minimum net capital, aggregate indebtedness standard	$ 20,295
Capital required (larger of 1 or 2)	$ 50,000
Excess net capital	$ 2,638,479
Net capital less greater of: 10% aggregate indebtedness or 120% minimum net capital	$ 2,628,479
Ratio: Aggregate indebtedness to net capital	0.11

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,688,479
Company's closing entries	-
Net capital - per above	$ 2,688,479
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 304,427
Company's closing entries	-
Aggregate indebtedness - per above	$ 304,427

LUCIA SECURITIES, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3
December 31, 2013

Lucia Securities, LLC operates pursuant to paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of Lucia Securities, LLC
San Diego, California

In planning and performing our audit of the financial statements of Lucia Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Laine, Dofgren, Moir & Engelberg, LLP

La Jolla, California
February 24, 2014

SIPC Annual Assessment
Required Under SEC Rule 17a-5(e)(4)

LAVINE, LOFGREN, MORRIS
& ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member of Lucia Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] of Lucia Securities, LLC (the "Company") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 24, 2014

LUCIA SECURITIES, LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation
For the Year Ended of December 31, 2013

	Amount
Total assessment	$ 27,252
SIPC-6 general assessment Payment made on July 29, 2013	25,114
SIPC-7 general assessment Payment made on February 24, 2014	2,138
Total assessment balance (overpayment carried forward)	$ -

See independent accountants' agreed-upon procedures report on SIPC annual assessment.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lucia Securities, LLC
13520 Evening Creek Drive North Ste 300
San Diego, CA 92128

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charlene Wilson 6235334407

2. A. General Assessment (item 2e from page 2) $ 27,252

B. Less payment made with SIPC-6 filed (**exclude interest**) (25,114)
07/26/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,138

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,138

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,138

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 25 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$18,442,707
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,919,342
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	622,694
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	7,542,036
2d. SIPC Net Operating Revenues	$10,900,671
2e. General Assessment @ .0025	$27,252
	(to page 1, line 2.A.)

LUCIA SECURITIES LLC

Vendor ID	Name	Payment Number	Check Date	Document Number
SIPC	Securities Investor Protection Cor	0000609	2/24/2014	1940

Our Voucher Number	Date	Amount	Amount Paid	Discount	Net Amount Paid
SIPC-7 2013	2/24/2014	$2,138.00	$2,138.00	$0.00	$2,138.00
		$2,138.00	$2,138.00	$0.00	$2,138.00

SECURE

UnionBank
Payable at any Union Bank branch including
400 California Street, San Francisco, CA 94104
(800) 238-4486 unionbank.com
16-49-6/1220
0161153960

1940

LUCIA SECURITIES LLC
13520 Evening Creek Dr. North, Suite 300
San Diego, CA 92128-8105

DATE 2/24/2014

AMOUNT $2,138.00

PAY TO THE ORDER OF

Two Thousand One Hundred Thirty Eight Dollars and 00 Cents

Securities Investor Protection Corp.
P.O.Box 92185
Washington DC 20090-2185

AUTHORIZED SIGNATURE

⑈001940⑈ ⑆122000496⑆ 0161153960⑈

From: (858) 726-0726
Felicia Tomeoni
RJL Wealth Management
13520 Evening Creek Dr. N
Suite 300
San Diego, CA 92128

Origin ID: CLDA

FedEx Express

E

J14101402070326

Ship Date: 24FEB14
ActWgt: 1.0 LB
CAD: 102992132/WSXI2150

Delivery Address Bar Code

SHIP TO: (858) 726-0726 BILL SENDER
Securities Investor Protection Corp

805 15th Street NW Ste 800

Washington, DC 20005

Ref #
Invoice #
PO #
Dept #

TUE - 25 FEB 10:30A
PRIORITY OVERNIGHT

TRK# 7980 1796 2121
0201

20005
DC-US
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XC BZSA

522G1/562F/F220